

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 15, 2007

John G. Fraser
President and Chief Executive Officer
Manaris Corporation
400 Montpellier Blvd.
Montreal, Quebec
Canada H4N 2G7

> **Re:** **Manaris Corporation**
> **Form SB-2**
> **Filed October 22, 2007**
> **File No. 333-146841**

Dear Mr. Fraser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 80,489,033 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, the offering price of the common stock must be fixed for the duration of the offering and the selling security holders must

be identified as underwriters in the offering. In the alternative, significantly reduce the number of shares being offered.

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible note or warrants (or any related security, such as an option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Summary Of Our Offering, page 7

The Offering, page 8

2.   Revise to disclose that the number of shares being registered represents __% of your shares currently outstanding and __% of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

3.   Disclose the total dollar value of the securities underlying the Imperium convertible note and Imperium warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the

market price per share for those securities on the date of the sale of the Imperium convertible note and Imperium warrants.

Selling Stockholders, page 46

4.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to Imperium Master Fund, any affiliate of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the Imperium convertible note and Imperium warrants and the total possible payments to Imperium Master Fund and any of its affiliates in the first year following the sale of the Imperium convertible note and Imperium warrants.

5.   Please disclose the total possible profit Imperium Master Fund could realize as a result of any conversion or exercise discount for the securities underlying its convertible note and warrants, presented in a table with the following information disclosed in separate columns or rows:

- the market price per share of the securities underlying its convertible note and warrants on the date of the sale of the convertible note and warrants ;

- the conversion/exercise price per share of its convertible note and warrants;

- the total possible shares underlying its convertible note and warrants (assuming all dividend payments are paid in shares and complete conversion throughout the term of both the convertible note and warrants);

- the combined market price of the total number of shares underlying the convertible note and warrants, calculated by using the market price per share on the date of the sale of the convertible note and warrants and the total possible shares underlying the convertible note and warrants;

- the total possible shares Imperium Master Fund may receive and the combined conversion price of the total number of shares underlying its convertible note and warrants calculated by using the conversion/exercise price on the date of the sale of the convertible note and warrants and the total possible number of shares Imperium Master Fund may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note and warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible note and warrants from the combined market price of the total number of shares underlying the convertible note and warrants on that date.

If there are provisions in the convertible note and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

6.   If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by Imperium Master Fund or any affiliates of Imperium Master Fund, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

7.   Please provide tabular disclosure of:

- the gross proceeds paid or payable to the issuer in both the Imperium convertible note and Imperium warrants transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion/exercise discounts regarding the securities underlying the convertible note and warrants and any other warrants, options, notes, or other securities of the issuer that are held by Imperium Master Fund or any affiliates of Imperium Master Fund that is disclosed in response to comment five and comment six.

Further, please provide disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the convertible note and warrants as disclosed in response to comment five divided by the net proceeds to the issuer from the sale of the convertible note and warrants.

8.   Disclose in a table all prior securities transactions between you (or any of your predecessors) and Imperium Master Fund, any affiliates of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (or any predecessors of Imperium Master Fund), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Imperium Master Fund, affiliates of the company, or affiliates of Imperium Master Fund;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

- the current market price per share of the class of securities subject to the transaction.

9.   Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the Imperium Master Fund convertible note and warrants transactions that are held by persons other than Imperium Master Fund, affiliates of the company, and affiliates of Imperium Master Fund;

- the number of shares registered for resale by each selling shareholder or affiliates of each selling shareholder in prior registration statements;

- the number of shares registered for resale by each selling shareholder or affiliates of each selling shareholder that continue to be held by each selling shareholder or affiliates of each selling shareholder;

- the number of shares that have been sold in registered resale transactions by each selling shareholder or affiliates of each selling shareholder; and

- the number of shares registered for resale on behalf of each selling shareholder or affiliates of each selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

10.   Disclose whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Imperium convertible note and warrants transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note and warrants transaction, before the filing or after the filing of the registration statement, etc.).

11.   Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability to make all payments on the Imperium convertible note.

12.   Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and Imperium Master Fund, any affiliates of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Imperium Master Fund convertible note and warrants; and

- copies of all agreements between you (or any of your predecessors) and Imperium Master Fund, any affiliates of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible note and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

13.   Please revise to include a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Financial Condition, Liquidity and Capital Resources, page 32

14.   Please revise to quantify all material short-term liquidity requirements. Further,
        provide similar disclosure regarding all material long-term liquidity requirements.
        For example, we note that you must begin making monthly payments on the
        Imperium convertible note in October 2009. Clarify whether management
        believes the company will have sufficient cash and other financial resources to
        fund operations and meet its obligations for the next twelve months and beyond.

15.   Please revise to state whether, in management's view, present working capital is
        sufficient for its present requirements.

Management, page 41

Executive Compensation, page 43

16.   Please revise to include executive compensation disclosure for the fiscal year
        ended June 30, 2007, in compliance with recently-amended Item 402 of
        Regulation S-B. For example, revise the summary compensation table to comply
        with Item 402(b) of Regulation S-B. In this regard, we note that the table does
        not include a column for the dollar value of total compensation pursuant to Item
        402(b)(x) of Regulation S-B. Also provide a narrative description of any material
        factors necessary to understand the information disclosed in the summary
        compensation table. See Item 402(c) of Regulation S-B.

Selling Shareholders, page 51

17.   We note in footnote 32 that you have disclosed that Midtown Partners & Co.,
        LLC has advised you that it is not a broker-dealer or affiliate of a broker-dealer.
        However, we note from your prior registration statement on Form SB-2 that went
        effective November 9, 2006 (file no. 333-136608) that Midtown Partners & Co.,
        LLC is disclosed as an NASD registered broker-dealer. Please advise or revise.

Reports, page 54

18.   In light of the fact that the company is registered under Section 12(g) of the
        Securities Exchange Act of 1934, please revise this section to disclose that you
        will be required to furnish annual reports to your shareholders. Further, please
        note that our current address is 100 F Street, N.E., Washington, D.C. 20549.
        Please revise accordingly.

                                *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Darrin Ocasio, Esq. (via facsimile at (212) 930-9725)